EXHIBIT 12.1

Statement re: Computation of ratio of earnings to fixed charges

The following tables set forth our ratio of earnings to fixed charges for the periods indicated, using financial information compiled in accordance with IFRS, as adopted by the European Union and IFRS issued by the IASB. IFRS is our primary GAAP.

	Year ended 31 March
	2015	2014	2013	2012	2011
Earnings to fixed charges	3.10	3.42	3.39	3.02	2.89

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represents pre-tax income from continuing operations before noncontrolling interests, income or loss from joint ventures and associates, fixed charges, amortisation of capitalised interest plus dividends received from joint ventures and associates less capitalised interest. Fixed charges includes interest expense (including amortised premiums, discounts and capitalised expenses related to indebtedness and, for IFRS, excluding amounts recognised in interest in respect of pension liabilities) plus interest portion of lease rentals and preferred stock dividends.

	Year ended 31 March
	2015	2014	2013	2012	2011
	(£ in millions)
Profit before tax from continuing operations before adjustment for non-controlling interest and income or loss from joint ventures and associates	2,582	2,720	2,693	2,552	2,617
Fixed charges (see below)	1,244	1,095	1,099	1,232	1,334
Dividends from joint ventures and associates	79	38	21	26	9
Amortisation of capitalised interest	38	35	34	30	28
Less: capitalised interest	(86)	(148)	(122)	(124)	(129)

	3,857	3,740	3,725	3,716	3,859

Fixed charges
Interest expense, including amortisation of debt expense and similar charges	1,211	1,057	1,063	1,200	1,304
Interest portion of rental expense (33 per cent. of rentals)(1)	33	38	36	32	30

	1,244	1,095	1,099	1,232	1,334

Note:

(1)	33 per cent. is considered to be a reasonable approximation of the interest factor.